CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022975

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52200

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 8 2002
WASH, D.C. 180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 8-30-02

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Regis Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Club Drive, Suite H
(No. and Street)

Westerville, Ohio 43081
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert K. Cargin 614 - 545-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toukan & Company, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

575 Charring Cross Drive, Westerville, Ohio 43081
(Address) (City) (State)

PROCESSED
SEP 1 1 2002
P THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regis Securities Corporation, as of June 30, 19X2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

JOYCE MICHELL
Notary Public, State of Ohio
My Commission Expires 08-24-04

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIS Securities Corporation

June 30, 2002 and 2001

TOUKAN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS DEVELOPMENT SPECIALISTS

Independent Auditor's Report

Board of Directors
Regis Securities Corporation

We have audited the accompanying statements of financial condition of Regis Securities Corporation (formerly known as Quantum Securities Corporation), as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Regis Securities Corporation at June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toukan & Company

Westerville, Ohio
July 31, 2002

575 CHARRING CROSS DRIVE ■ WESTERVILLE, OHIO 43081 ■ 614.901.7100 ■ FAX 614.901.7110 ■ www.toukan.com

Regis Securities Corporation
Statements of Financial Condition
June 30, 2002 and 2001

Assets

	2002	2001
Cash	$ 35,559	$ 39,071
Deposits with clearing organization	45,000	45,000
Receivable from clearing organization	2,812	17,048
Accounts receivable employees	300	6,195
Accounts receivable related parties	1,024	-
Prepaid expenses	2,930	7,534
Furniture, software, and equipment, at cost, less accumulated depreciation of $8,875 and $4,611	7,859	11,423
Organization costs, net of accumulated amortization of $10,456 and $5,808	12,780	17,428
Deferred tax asset, net	43,884	23,257
Deposits	1,435	1,435
	153,583	168,391

Liabilities and Stockholder Equity

	2002	2001
Liabilities:		
Trade payables	1,562	6,058
Accrued expenses and other liabilities	3,716	13,267
	5,278	19,325
Stockholder Equity:		
Common stock (850 shares authorized, 100 shares issued, with no par value)	10,000	10,000
Additional paid in capital	376,225	289,225
Retained earnings	(237,920)	(150,159)
Total stockholder equity	148,305	149,066
	$ 153,583	$ 168,391

The accompanying notes are an integral part of these financial statements

Regis Securities Corporation
Statements of Income
For the Years Ended June 30, 2002 and 2001

	2002		2001	
Revenues:				
Commissions	$ 154,739	87.0%	$ 318,060	91.7%
Investment advisory fees	18,575	10.4%	40,463	11.7%
Loss on sale of securities	-	0.0%	(21,384)	-6.2%
Interest and dividends	1,050	0.6%	4,759	1.4%
Other	3,587	2.0%	4,835	1.4%
	177,951	100.0%	346,733	100.0%
Expenses:				
Commissions and clearance fees	138,531	77.8%	249,828	72.1%
Employee compensation and benefits	62,103	34.9%	92,134	26.6%
Occupancy expense	18,695	10.5%	31,945	9.2%
Dues & licenses	2,549	1.4%	2,654	0.8%
Equipment rent	-	0.0%	63	0.0%
Other expense	12,359	6.9%	37,698	10.9%
Office expense	16,886	9.5%	23,283	6.7%
Insurance	676	0.4%	1,382	0.4%
Professional fees	19,525	11.0%	38,740	11.2%
Amortization & depreciation	8,912	5.0%	8,546	2.5%
Bad debts	6,188	3.5%	-	0.0%
State franchise taxes	617	0.3%	-	0.0%
	287,041	161.3%	486,273	140.2%
Loss before income taxes	(109,090)	-61.3%	(139,540)	-40.2%
Provision for income taxes	(21,329)	-12.0%	(18,984)	-5.5%
Net loss	(87,761)	-49.3%	(120,556)	-34.8%

Regis Securities Corporation
Statements of Cash Flows
For the Years Ended June 30, 2002 and 2001

		2002		2001
Cash flows from operating activities:				
Net loss	$	(87,761)	$	(120,556)
Adjustments to reconcile net income to net cash (used) provided by operating activities:				
Amortization and depreciation		8,912		8,546
Deferred income tax benefit		(20,627)		(18,984)
Loss from sale of securities		-		21,384
(Increase) decrease in operating assets:				
Deposits with clearing organizations		-		6,500
Receivable from clearing organization		14,236		11,984
Receivable from employees		5,895		(5,483)
Receivable from related parties		(1,024)		
Prepaid Expenses		4,604		(7,534)
Increase (decrease) in operating liabilities:				
Trade payables		(4,496)		(8,682)
Accrued expenses		(9,551)		3,227
Net cash used by operating activities		(89,812)		(109,598)
Cash flows from investing activities:				
Purchase of furniture, software and equipment		(700)		(3,906)
Proceeds from sales of marketable securities		-		15,016
Net cash (used) provided by investing activities		(700)		11,110
Cash flows from financing activities:				
Paid in capital		87,000		85,000
Net cash provided by financing activities		87,000		85,000
Net (decrease) increase in cash		(3,512)		(13,488)
Cash at beginning of period		39,071		52,559
Cash at end of period	$	35,559	$	39,071
Cash paid for income taxes	$	617	$	-
Cash paid for interest	$	-		-

The accompanying notes are an integral part of these financial statements

Regis Securities Corporation
Statements of Changes in Stockholder Equity
For the Years Ended June 30, 2002 and 2001

	Common Stock			
	Shares	Amount	Additional Paid in Capital	Retained Earnings
Balances at June 30, 2000	100	$ 10,000	$ 204,225	$ (24,579)
Net loss				(120,556)
Reclassification of other comprehensive income				(5,024)
Contribution of assets			85,000	
Balances at June 30, 2001	100	$ 10,000	$ 289,225	$ (150,159)
Net loss				(87,761)
Contribution of assets			87,000	
Balances at June 30, 2002	100	$ 10,000	$ 376,225	$ (237,920)

The accompanying notes are an integral part of these financial statements

REGIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business

REGIS Securities Corporation (the Company) (formerly known as Quantum Securities Corporation and Quantum Acquisition Corp.) is an Ohio Corporation formed on April 13, 1999.

Since March 9, 2000, the Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio Securities Division, and is a member of the National Association of Securities Dealers (NASD).

The Company provides financial planning and fee-based investment programs for individuals and businesses, complete stock trading and research services, and retirement and estate planning services.

The Company does not hold customer funds or safe-keep customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective asset's remaining useful lives, which are as follows:

Office equipment	3 years
Software	3 years
Furniture	10 years

Depreciation expense was $4,264 and $3,896 for the years ended June 30, 2002 and 2001, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions

1. Summary of Significant Accounting Policies (Continued)

receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company conducts certain direct and non-direct response advertising. These advertising costs are immaterial and have been expensed in the financial statements.

Compensated Absences

The Company does not have a formal policy on sick leave or vacation time. Compensated absences have not been accrued.

2. Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve

2. Reserve Requirements (Continued)

requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3. Net Capital Requirements (Schedule I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000 for the year ended June 30, 2002. At June 30, 2002 the Company's net capital as defined by SEC Rule 15c3-1 was $28,093 in excess of the minimum net capital required.

4. Marketable Securities

The Company no longer invests in corporate stocks.

Realized gains and losses and declines in value judged to be other than temporary are included in earnings. Realized (losses) and gains on securities sold during the years ended June 30, 2002 and 2001, and included in earnings, were $0 and $(21,384), respectively. The specific identification method is utilized in determining the cost of a security that were sold.

5. Rent Expense

The President leases office space that the Company shares with another entity. The Company pays half of the lease and it is recorded as rent expense on a monthly basis. There is no rental agreement between the Company and the President.

Rent expense was $18,695 and $31,945 in 2002 and 2001, respectively.

6. Property and Equipment

The following is a summary of property and equipment at cost:

	2002	2001
Furniture	$ 5,543	$ 5,543
Software	6,025	5,325
Office Equipment	5,166	5,166
	$ 16,734	$ 16,034

6. Property and Equipment (Continued)

The following is a summary of accumulated depreciation and amortization:

	2002	2001
Furniture	$ 1,148	$ 593
Software	3,846	2,071
Office Equipment	3,881	1,947
	$ 8,875	$ 4,611

7. Provision for Income Taxes

The total provision for income taxes from continuing operations consists of the following:

	2002	2001
Federal	$ -	$ -
State and Local	-	-
Current	$ -	$ -
Federal	$ (9,455)	$ (13,053)
State and Local	(11,172)	(5,931)
Deferred	$ (21,329)	$ (18,984)

The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2002	2001
Deferred Tax Assets:		
Net operating loss carryforward	$44,032	$23,375
Total Deferred Tax Assets	$44,032	$23,375
Deferred Tax Liabilities:		
Property and equipment, principally due to differences in depreciation	$ 148	$ 118
Total Deferred Tax Liabilities	$ 148	$ 118

7. Provision for Income Taxes (Continued)

These amounts are presented in the accompanying statement of financial condition as follows:

	2002	2001
Net deferred tax assets	$44,032	$23,375
Net deferred tax liabilities	(148)	(118)
Net deferred tax assets	$43,884	$23,257

The Company has approximately $219,000 of net operating loss carryforwards expiring as follows:

2019	$ 29,000
2020	$ 87,000
2021	$103,000

During the year ended, June 30, 2001, the Company realized a loss of $21,384 on the sale of its investment in corporate stocks. IRS rules only allow those losses to offset gains. The Company has not recognized any deferred tax benefit for those losses. The tax benefit of $4,298 is offset fully with a valuation allowance because the Company has no assurance that future gains will be sufficient to fully utilize these losses.

This loss can be carried forward 5 years and expires in 2006.

Regis Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2002

Schedule I

Net Capital		
Total stockholder equity	$	148,305
Deduct stockholder equity not allowable for net capital		-
Total stockholder equity qualified for net capital		148,305
Add:		
Other - deferred income tax liabilities		
Total capital and allowable subordinated borrowings		148,305
Deductions and/or charges:		
Non allowable assets:		
Unsecured employee receivable		300
Related party receivables		1,024
Prepaid expenses		2,930
Furniture, software and equipment, net		7,859
Organizational costs, net		12,780
Deferred tax asset		43,884
Deposits		1,435
		70,212
Net capital before haircuts on securities positions		78,093
Haircuts on securities		
Marketable securities - common stock		-
Undue concentration		-
Net capital	$	78,093
Aggregate indebtedness		
Items included from Statement of financial condition:		
Payable to broker-dealers and clearing organizations		1,562
Accrued expenses and other liabilities		3,716
Total aggregate indebtedness	$	5,278
Computation of basic net capital requirement		
Minimum net capital required	$	352
Minimum dollar net capital requirement		50,000
Excess net capital	$	28,093
Excess net capital at 1000%	$	77,565
Percent of aggregate indebtedness to net capital		7%

The accompanying notes are an integral part of these financial statements

Regis Securities Corporation
Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5
As of June 30, 2002

Schedule II

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	79,011
Audit adjustments:		
Depreciation and amortization expense		(4,057)
Other audit adjustments, net		3,139
Net capital per audited financial statements	$	78,093

The accompanying notes are an integral part of these financial statements